Exhibit 4.73

AVISTA CORPORATION
DESCRIPTION OF COMMON STOCK
(Registered under Section 12(b) of the Securities Exchange Act of 1934, as amended)
General
The authorized capital stock of Avista, as set forth in its Restated Articles of Incorporation (the “Articles”), consists of 10,000,000 shares of Preferred Stock, cumulative, without nominal or par value (the “Preferred Stock”), which is issuable in series, and 200,000,000 shares of Common Stock without nominal or par value (the “Common Stock”). The Common Stock is listed on the New York Stock Exchange and is registered as a class under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Preferred Stock is registered as a class under Section 12(g) of the Exchange Act. As of December 31, 2019, no shares of preferred stock were outstanding. However, subject to the limitations set forth in the Articles and such other limitations as are provided by law, the Board of Directors has the authority to establish series of preferred stock, to determine the relative rights of series of preferred stock so established and to cause the Company to issue and sell the shares of any such series of preferred stock.
The following is a description of certain of the rights and privileges of the Common Stock.
The terms of the Common Stock include those stated in the Articles and Avista’s Bylaws (the “Bylaws”) and those made applicable thereto by the Washington Business Corporation Act (the “Washington BCA”). The following summary is not complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Articles, the Bylaws and the Washington BCA. Avista has filed the Articles and the Bylaws as exhibits to its reports filed under the Exchange Act. Whenever particular provisions of the Articles, the Bylaws or the Washington BCA are referred to, the summaries of those provisions set forth herein are qualified in their entirety by reference to the actual provisions set forth in the Articles, the Bylaws or the Washington BCA, as the case may be.
Dividend Rights; Rights upon Liquidation; No Pre-Emptive Rights
After full provision for all Preferred Stock dividends declared or in arrears, the holders of Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by the Board of Directors.
In the event of any liquidation or dissolution of Avista, after satisfaction of the preferential liquidation rights of the Preferred Stock (including accumulated dividends), the holders of Common Stock would be entitled to share ratably in all assets of Avista available for distribution to shareholders.
No holder of Common Stock has any pre-emptive rights.

Voting Rights
General; Quorum
The holders of the Common Stock have sole voting power, except as indicated below or as otherwise provided by law. Each holder of Common Stock is entitled to one vote per share.
Under the Washington BCA, a majority of the votes entitled to be cast on a corporate action by a voting group constitutes a quorum of that group for that corporate action. If a quorum exists, a corporate action, other than the election of directors, is approved by the voting group if the votes cast within the voting group favoring the corporate action exceed the votes cast within the voting group opposing the corporate action.
Election of Directors
In an uncontested election of directors, each vote may be cast “for” or “against” one or more candidates, or a shareholder may “abstain” with respect to one or more candidates. A candidate is elected to the Board of Directors only if the number of votes “for” such candidate exceeds the number of votes “against” such candidate. Shares otherwise present at the meeting but for which there is an “abstention” or as to which no authority or direction is given or specified with respect to a candidate are not counted as votes “for” or “against”. If an incumbent director does not receive a majority of votes cast, he or she would continue to serve a term that would terminate on the date that is the earliest of (a) the date of the commencement of the term of a new director selected by the Board to fill the office held by such director, (b) the effective date of the resignation of such director and (c) the later of (i) the last day of the sixth calendar month commencing after the election and (ii) December 31 of the calendar year in which the election occurred. In a contested election — that is, an election in which the number of candidates exceeds the total number of directors to be elected — shareholders would be allowed to vote “for” one or more candidates (not to exceed the number of directors to be elected) or “withhold” votes with respect to one or more candidates. The candidates elected would be those receiving the largest number of votes (up to the number of directors to be elected). Shareholders are not allowed to cumulate their votes in any election of directors (whether or not contested).
Senior Class of Stock; Major Corporate Transaction
Under the Articles, the approval of the holders of the majority of the outstanding shares of Common Stock is required to create a new class of stock, including, for example, preference stock or any other class of stock senior to the Common Stock. In addition, in any circumstance in which the Washington BCA would require the approval of shareholders to authorize (1) the merger of the Company with or into another entity or a statutory share exchange with another entity, (2) a sale, lease, exchange or other disposition of property of the Company or (3) the dissolution of the Company, the requisite shareholder approval (in addition to any required approval by the holders of Preferred Stock) is the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, unless the Washington BCA requires a higher standard.

Voting Rights of Preferred Stock
Under the Articles, whenever and as often as, at any date, dividends payable on any shares of Preferred Stock shall be in arrears in an amount equal to the aggregate amount of dividends accumulated on such shares of Preferred Stock over the eighteen (18) month period ended on such date, the holders of the Preferred Stock, voting separately and as a single class, are entitled to elect a majority of the Board of Directors, and the holders of the Common Stock, voting separately and as a single class, are entitled to elect the remaining directors. Such voting rights of the holders of the Preferred Stock cease when all defaults in the payment of dividends on the Preferred Stock have been cured.
In addition, the consent of various proportions of the Preferred Stock at the time outstanding is required to adopt any amendment to the Articles which would authorize any new class of stock ranking prior to or on a parity with the Preferred Stock as to certain matters, to increase the authorized number of shares of the Preferred Stock, to change any of the rights or preferences of outstanding Preferred Stock or to issue additional shares of Preferred Stock unless an earnings test is satisfied.
Under the Washington BCA, the approval of the holders of a majority of the outstanding shares of Preferred Stock is required in connection with certain changes in the capital structure of Avista or in certain rights and preferences of the Preferred Stock, including certain of the changes referred to in the preceding paragraph. In addition, the Washington BCA requires approval of certain mergers, share exchanges and other major corporate transactions by the holders of two-thirds of the outstanding Preferred Stock.
Board of Directors
The Articles provide that the number of directors of the Company will be the number, not to exceed eleven, that the Board of Directors specifies from time to time in the Bylaws, subject to the rights of holders of the Preferred Stock to elect directors in certain circumstances. Both the Articles and the Bylaws provide that all directors will be elected at each annual meeting for a term that will expire at the next succeeding annual meeting.
Vacancies occurring in the Board of Directors may be filled by the Board. Directors may be removed only for cause and only if the number of votes cast by holders of Common Stock for the removal of a director exceeds the number of votes cast against such removal.
The Articles and the Bylaws further require an affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock to alter, amend or repeal the provisions relating to the Board of Directors and the filling of vacancies on, and the removal of members from, the Board of Directors.
Advance Notice of Shareholder Nominations for Director and Proposals of Other Business
Under the Bylaws, at an annual meeting of shareholders only such nominations of individuals for election to the Board of Directors shall be made as shall have been properly made and only such other business shall be transacted as shall be properly brought before the meeting, in accordance with the timing and information requirements set forth in the Bylaws. In general, a shareholder’s notice of intention to nominate a candidate for director or bring other business before the meeting must be delivered in writing not less than 90 nor more than 180 days prior to the first anniversary date of the preceding year’s annual meeting, and the information contained in or accompanying such notice shall be updated periodically up to the time of the meeting. Only shareholders of record (as of the date of the notice and the date of the meeting) who have complied with the procedures set forth in the Bylaws and appear at the meeting in person or by qualified representative are eligible to nominate a candidate for director or bring other business before the meeting.
A shareholder notice must contain information regarding the proponent, the nominee (if any) and their respective shareholdings and derivative transactions and, in addition, information as to:

•	persons associated, affiliated or acting in concert with, the shareholder and the nominee (if any);

•	purchases and sales by the shareholder of Avista’s stock during the 24 month period preceding the shareholder notice;

•	agreements, arrangements or understandings between or among the shareholder, any shareholder associated person or any other person that relates to the proposed business or proposal; and

•
additional information about a shareholder’s nominee, including (i) the nominee’s occupation, and (ii) any related person transactions between the nominating shareholder and shareholder associated persons, and the nominee and nominee associated persons.

A shareholder proposing to nominate an individual for election as a director must submit a questionnaire (similar to Avista’s directors’ and officers’ questionnaire) completed and signed by the nominee, which also includes representations by the nominee concerning (i) the absence of certain voting commitments and compensation or indemnification arrangements and (ii) the nominee’s compliance with the applicable law and Avista’s policies.
Proposed business will not be transacted and proposed nominations will not be made if the shareholder (or qualified representative) does not appear at the meeting and satisfy the other requirements of the Bylaws.
These procedures and information requirements apply to any nomination to be made at, or other business to be brought before, a shareholder meeting, including any proposal that is to be included in Avista’s Proxy Statement pursuant to Rule 14a-8 under the Exchange Act.
Proxy Access
General

Subject to the conditions, limitations and exceptions set forth in the Bylaws, each Eligible Access Shareholder (as defined) may designate one nominee to election as a director of the Company (an “Access Nominee”) for inclusion in the proxy statement and proxy card of the Board of Directors used for each annual meeting of shareholders.
In order to so designate an Access Nominee, an Eligible Access Shareholder shall comply with all requirements relating to the nomination of a candidate for election as a director and shall deliver, no later than the Access Notice Date (as defined), the notice and accompanying documentation required for the nomination of such candidate, as described above under “Advance Notice of Shareholder Nominations for Director and Proposals of Other Business.” In addition, no later than the Access Notice Date, the Eligible Access Shareholder shall deliver:

•
a request that the Access Nominee be included in the Board of Director’s proxy statement and proxy card, together with the written consent of such Access Nominee to be so included and to serve if elected;

•
agreements and instruments, specified in the Bylaws, containing various representations and warranties as to such Eligible Access Shareholder and such Access Nominee and various agreements on the part of each of them;

•	any statement (not to exceed 500 words) that the Eligible Access Shareholder requests to be included in such proxy statement.
Number of Nominees
Each Eligible Access Shareholder (including, for this purpose, its affiliates) has the right to designate one, but no more than one, Access Nominee, except that the Board of Directors is not required to include in its proxy statement or on its proxy card more than the Maximum Number of Access Nominees. If there are more than the Maximum Number of Access Nominees for any annual meeting of shareholders, the Access Nominees will be included in the order of the number (largest to smallest) of shares of the Common Stock Owned of the Eligible Access Shareholders proposing such nominees.
Exceptions and Limitations
Anything in the Bylaws to the contrary notwithstanding, if, among other things:

•
the Company receives proper notice that any shareholder intends to nominate a candidate for director at the annual meeting and not request the inclusion of such candidate in the proxy statement of the Board of Directors;

•
the Board of Directors determines that (i) any Access Nominee’s nomination or election to the Board of Directors would result in the Company violating or failing to be in compliance with any applicable law, rule or regulation or the Articles or Bylaws or (ii) any Access Nominee would not be independent under various applicable standards, is the subject of a pending criminal proceeding or has been convicted in such a proceeding within the past ten years, or, without authorization of the Federal Energy Regulatory Commission, would upon election to the Board of Directors, be in violation of the Federal Power Act;

•
any Access Nominee was included in the proxy statement and proxy card of the Board of Directors and nominated for election to the Board of Directors at one of the Company’s two preceding annual meetings of shareholders and received a vote of less than 25% of the shares of Common Stock;

•
any of the representations or warranties made, or any of the other information provided, by any Eligible Access Shareholder or any Access Nominee in any of the documents delivered to the Company contains any misstatement or omission of a material fact or if there occurs a material breach of any of the agreements or other obligations contained in such documents; or

•	any Eligible Access Shareholder, or a qualified representative, fails to appear at the annual meeting of shareholders and nominate an Access Nominee;

•	then, in any such case, among other things,

•	the Board of Directors will not be required to include such Access Nominee (any Access Nominee in the case of the first bullet point above) in its proxy statement and proxy card;

•	the nomination (if made) of such Access Nominee will be disregarded; and/or

•
in any event, such Access Nominee will not be voted on at the annual meeting of shareholders, whether or not such Access Nominee was included in the proxy statement and proxy card of the Board of Directors and whether or not proxies in respect of a vote on such Access Nominee have been solicited or received by the Board of Directors.

Anything in the Bylaws to the contrary notwithstanding, the Board of Directors may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of any Access Nominee, if the Board of Directors determines, among other things, that such information contains misstatements or omissions of material facts or that the inclusion of such information would violate applicable law.
Nothing in the Bylaws limits the Company’s right to solicit against, and include in its proxy statement its own statements relating to, any Access Nominee.
Definitions
As used in this section:
“Access Notice Date” means the thirtieth (30th) day following the earliest date on which a shareholder notice of a proposed nomination of a candidate for director may be made under the applicable provision of the Bylaws, as generally described above under “Advance Notice of Shareholder Nominations for Director and Proposals of Other Business.”
“Eligible Access Shareholder” means, subject to the specific provisions of the Bylaws, a shareholder who (1) is eligible under the Bylaws to nominate a candidate for director (or a group of not more than 20 such shareholders) and (2)(a) has continuously Owned at least the Minimum Number of shares of the Common Stock throughout the preceding three-year period and through the date of the annual meeting of shareholders and (b) otherwise satisfies the conditions and complies with the provisions of the Bylaws.
“Maximum Number” means, except as otherwise set forth in the Bylaws, the number of members of the Board of Directors that constitutes 20% of the total number of such members as of the Access Notice Date (rounded down to the nearest whole number); provided, however, that the Maximum Number for a particular annual meeting shall be reduced as set forth in the Bylaws.
“Minimum Number” means the number of shares of the Common Stock that constitutes 3% of the total number of shares outstanding as of the most recent date prior to the Access Notice Date as of which such number is given in any document filed by the Company pursuant to the Exchange Act.
“Own,” with respect to shares of the Common Stock, means, except as otherwise set forth in the Bylaws, to possess both the full voting and investment rights pertaining to, and the full economic interest in, such shares; provided, however, that the number of shares so Owned shall not include, or shall be reduced by, any shares purchased or sold in an unsettled transaction, sold short, borrowed or subject to any derivative or similar agreement that reduces the holder’s voting rights in respect of such shares or hedges or offsets the economic interest otherwise attributable to such shares.
Special Meetings of Shareholders
The Articles provide that a special meeting of shareholders may be called by certain corporate officers and shall be called by the President at the request of the holders of two-thirds of the outstanding shares of Common Stock.
“Fair Price” Provision
The Articles contain a “fair price” provision which requires the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock for the consummation of certain business combinations, including mergers, consolidations, recapitalizations, certain dispositions of assets, certain issuances of securities, liquidations and dissolutions involving Avista and a person or entity who is or, under certain circumstances, was, a beneficial owner of 10% or more of the outstanding shares of Common Stock (an “Interested Shareholder”) unless

•	such business combination has been approved by a majority of the directors unaffiliated with the Interested Shareholder, or

•
certain minimum price and procedural requirements are met. The Articles provide that the “fair price” provision may be altered, amended or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock.

Statutory Limitation on “Significant Business Transactions”
General
The Washington BCA contains provisions that limit our ability to engage in “significant business transactions” with an “acquiring person”, each as defined below. Avista has no right to waive the applicability of these provisions.
Significant Business Transactions Within Five Years of Share Acquisition Time
Subject to certain exceptions, for five years after an “acquiring person’s” “share acquisition time”, Avista may not engage in any “significant business transaction” with such “acquiring person” unless:

•	before such “share acquisition time”, a majority of the Board of Directors approves either:

•	such “significant business transaction”; or

•	the purchase of shares made by such “acquiring person”; or

•	at or subsequent to such “share acquisition time”, such “significant business transaction” has been approved by:

•	a majority of the Board of Directors; and

•	the holders of 2/3 of the outstanding shares of Common Stock (except shares beneficially owned by or under the voting control of the “acquiring person”).
Significant Business Transactions More Than Five Years After Share Acquisition Time
Avista may not engage in certain “significant business transactions” (including mergers, share exchanges and consolidations) with any “acquiring person” unless:

•	the transaction complies with certain “fair price” provisions specified in the statute; or

•
no earlier than five years after the “acquiring person’s” “share acquisition time”, the “significant business transaction” is approved at an annual or special meeting of shareholders (in which the “acquiring person’s” shares may not be counted in determining whether the “significant business transaction” has been approved).

Definitions
As used in this section:
“Significant business transaction” means any of various specified transactions involving an “acquiring person”, including:

•	a merger, share exchange, or consolidation of Avista or any of its subsidiaries with an “acquiring person” or its affiliate;

•
a sale, lease, transfer or other disposition to an “acquiring person” or its affiliate of assets of Avista or any of its subsidiaries having an aggregate market value equal to 5% or more of all of the assets determined on a consolidated basis, or all the outstanding shares of Avista, or representing 5% or more of its earning power or net income determined on a consolidated basis;

•
termination, at any time over the five-year period following the “share acquisition time”, of 5% or more of the employees of Avista as a result of the “acquiring person’s” acquisition of 10% or more of the shares of Avista; and

•
the issuance or redemption by Avista or any of its subsidiaries of shares (or of options, warrants, or rights to acquire shares) of Avista or any of its subsidiaries to or beneficially owned by an “acquiring person” or its affiliate except pursuant to an offer, dividend distribution or redemption paid or made pro rata to all shareholders (or holders of options, warrants or rights).

“Acquiring person” means, with certain exceptions, a person (or group of persons) other than Avista or its subsidiaries who beneficially owns 10% or more of the outstanding Common Stock of Avista.
“Share acquisition time” means the time at which a person first becomes an “acquiring person” of Avista.
Regulatory Approvals Required for An Acquisition of Avista
General
As a public utility company, Avista is subject to the jurisdiction of the federal and state utility regulatory commissions listed below. Although there is specific statutory language in each jurisdiction that defines the transactions that would require commission approval, in general any acquisition of direct or indirect control over, or other direct or indirect transfer or acquisition of the utility facilities of, Avista by any means (any such transaction being called, for convenience, an “Acquisition”), would be subject to the approval of such commissions. The following is an outline of the primary standards for approval in each jurisdiction, but it is not a complete list of all approvals that would be required.
Washington

As a condition to its approval of a proposed Acquisition, the Washington Utilities and Transportation Commission would have to conclude, among other things, that the Acquisition would provide a “net benefit” to Avista’s customers and would otherwise be “consistent with the public interest”.
Idaho
As a condition to its approval of a proposed Acquisition, the Idaho Public Utilities Commission (the “IPUC”) would have to conclude, among other things, that the Acquisition would be “consistent with the public interest”. In addition, because any Acquisition would include hydropower water rights used in the generation of electric power, the Idaho Department of Water Resources would have to issue conditions protecting the public interest and holders of existing water rights with respect to the hydropower water rights to be transferred.
In addition, a separate Idaho statute, on its face, provides, subject to certain exceptions, that no interest in any electric public utility property may be transferred to or acquired by, directly or indirectly, (1) any government or governmental or political entity organized or existing under the laws of any other state, or any corporation or other organization whose capital stock or other evidence of ownership is owned or controlled, directly or indirectly, by any of the foregoing or (2) any corporation or other organization that (a) is organized under the laws of any other state and (b) is not an “electric public utility” or “electrical corporation” subject to the jurisdiction of the IPUC.
Montana
As a condition to its approval of a proposed Acquisition, the Public Service Commission of the State of Montana (the “MPSC”) would have to conclude, among other things, that the Acquisition would satisfy any of three standards – the “public interest” standard, the “no-harm-to-consumers” standard or the “net-benefit-to-consumers” standard. The MPSC has not enunciated a specific standard, applicable in every case, because of the variety of situations that can arise.
Oregon
In addition to requiring approval by the Public Utility Commission of Oregon (the “OPUC”) of any Acquisition, Oregon law separately requires OPUC approval of any transaction whereby any person, directly or indirectly, would “acquire the power to exercise any substantial influence over the policies and actions of a public utility” if such person is, or would become, an “affiliated interest” with such public utility (defined to include a person owning or holding, directly or indirectly, 5% or more of the voting securities of a public utility). As a condition to its approval of the acquisition of such a “substantial influence”, as described above, the OPUC would have to conclude, among other things, that the proposed transaction would “serve the public utility’s customers and [be] in the public interest” (which the OPUC interprets as a “net benefits” test).
Alaska
Alaska law would require the approval by the Regulatory Commission of Alaska (the “RCA”) for any Acquisition since such a transaction would constitute an indirect acquisition of a controlling interest in Alaska Electric Light and Power Company, which is an indirect, wholly-owned subsidiary of Avista. As a condition to its approval of a proposed Acquisition, the RCA would have to conclude, among other things, that the proposed transaction is “consistent with the public interest”.
Federal
As a condition to its approval of a proposed Acquisition, the Federal Energy Regulatory Commission would have to conclude, among other things, that the Acquisition would be “consistent with the public interest”, considering, among other things, the effect of the transaction on competition in wholesale electric power markets and the rates for wholesale power sales or electric transmission services.
Anti-Takeover Effect
Certain provisions of the Articles and the Bylaws described above under “Board of Directors”, the provisions of the Bylaws described above under “Advance Notice of Shareholder Nominations for Director and Proposals of Other Business” and the provisions of the Articles described above under “Special Meetings of Shareholders” and “‘Fair Price’ Provision”, together with the provisions of the Washington BCA described above under “Statutory Limitations on ‘Significant Business Transactions’”, considered either individually or in the aggregate, may have an “anti-takeover” effect. These provisions could discourage a future takeover attempt which is not approved by Avista’s Board of Directors but which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current market prices.
In addition, the provisions of federal and state utility law described under “Regulatory Approval Required for an Acquisition of Avista” could discourage any future takeover attempt or other business combination, even if it were approved by the Company’s Board of Directors and even if individual shareholders might deem it to be in their best interests.
Miscellaneous
The outstanding shares of Common Stock are fully paid and non-assessable. The holders of shares of Common Stock are not and will not be subject to liability for further calls or assessment by, or for liabilities of, Avista.
The outstanding shares of Common Stock are listed on the New York Stock Exchange under the symbol “AVA”. Any new shares of Common Stock will also be listed on that Exchange subject to official notice of issuance.
The Transfer Agent and Registrar for the Common Stock is Computershare Shareowner Services LLC, 480 Washington Boulevard, 29th Floor, Jersey City, New Jersey 07310.